Exhibit 99.1

EXECUTION VERSION

COCA-COLA HBC FINANCE B.V.,

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

and

COCA-COLA HBC AG

and

THE BANK OF NEW YORK MELLON, as Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of 18 June 2013

To the Indenture, dated as of 17 September 2003,

among Coca-Cola HBC Finance B.V.,

Coca-Cola Hellenic Bottling Company S.A. and

The Bank of New York (now known as The Bank of New York Mellon), as Trustee

Addition of Guarantor

FIRST SUPPLEMENTAL INDENTURE, dated as of 18 June 2013 (the “First Supplemental Indenture”), among COCA-COLA HBC FINANCE B.V., a private limited liability company incorporated under the laws of The Netherlands (the “Company”), COCA-COLA HELLENIC BOTTLING COMPANY S.A., incorporated with limited liability under the laws of Greece (the “Original Guarantor”), COCA-COLA HBC AG, a company limited by shares (Aktiengesellschaft) under the laws of Switzerland (the “Parent Guarantor”, and together with the Original Guarantor, the “Guarantors”), and The Bank of New York Mellon, a New York banking corporation duly organized and existing under the laws of the State of New York, as trustee (the “Trustee”) to the Indenture, dated as of 17 September 2003, among the Company, the Original Guarantor and the Trustee (formerly known as The Bank of New York) (the “Base Indenture”).

RECITALS

WHEREAS, the Company, the Original Guarantor and the Trustee are parties to the Base Indenture, which provides for the issuance from time to time of unsecured debt securities of the Company, including its existing 5.125% Notes due 2013 and 5.500% Notes due 2015 (the “Outstanding Notes”) issued pursuant to the Base Indenture;

WHEREAS, the Parent Guarantor now wishes to enter into this First Supplemental Indenture to provide a guarantee of the due and punctual payment of the principal and accrued and unpaid interest due under the Outstanding Notes in accordance with the Base Indenture;

WHEREAS, Section 901 of the Base Indenture permits supplements thereto without the consent of Holders of the Outstanding Notes, among other things, pursuant to Section 901(10)(ii), to amend, supplement or make any other provisions with respect to matters or questions arising under the Base Indenture, provided that such action pursuant to that clause shall not adversely affect the interests of the Holders of Securities of any series in any material respect;

WHEREAS, the Company and each of the Guarantors has taken all necessary corporate action to authorize the execution and delivery of this First Supplemental Indenture;

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, each Guarantor and the Trustee mutually agree as follows:

ARTICLE I

Provisions of General Application

SECTION 1.01                                      Definitions.

Unless otherwise defined in this First Supplemental Indenture, all terms used in this First Supplemental Indenture shall have the meanings assigned to them in the Base Indenture.

SECTION 1.02                                      Effect of Headings.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 1.03                                      Severability Clause.

In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 1.04                                      Benefits of Instrument.

Nothing in this First Supplemental Indenture, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this First Supplemental Indenture or the Base Indenture.

ARTICLE II

Guarantee

SECTION 2.01                                      Parent Guarantee.

(a)                                 Subject to the Base Indenture and this First Supplemental Indenture, and unless provided otherwise with respect to any series of the Outstanding Notes under any Board Resolution or indenture supplement establishing the terms of such series of Outstanding Notes, the Parent Guarantor hereby fully and unconditionally guarantees the due and punctual payment of all payments due on the Outstanding Notes whether at their Stated Maturity, by acceleration, redemption, repayment or otherwise in accordance with the terms of the Base Indenture and this First Supplemental Indenture (the “Parent Guarantee”).  In the case of the failure of the Company to pay punctually any principal, premium or interest on the Outstanding Notes, the Parent Guarantor shall cause any such payment to be made as it becomes due and payable, whether at maturity, upon acceleration, redemption, repayment or otherwise.

(b)                                 In furtherance of the foregoing, the Parent Guarantor hereby covenants and agrees that it will enter into a guarantee in the form attached hereto as Exhibit A, dated the date of this First Supplemental Indenture, in respect of each series of Outstanding Notes, which will represent the Parent Guarantee.

(c)                                  The parties agree that the Parent Guarantor shall have the same rights and, subject to the terms of the Parent Guarantee, the same obligations with respect to the Parent Guarantee of the Outstanding Notes as the Original Guarantor has with respect to its Guarantee of the Outstanding Notes.

SECTION 2.02                                      Certain Amendments to the Base Indenture.

(a)                                 In the 12th paragraph of the Form of Reverse of Security in Section 202 of the Base Indenture, in the 3rd paragraph of the form of the text of the Guarantee of the Original Guarantor in Section 205 of the Base Indenture and in the 2nd paragraph of Section 1301 of the Base Indenture, the words “If any deduction or withholding for any present or future taxes, assessments or other governmental charges of The Netherlands or in The Hellenic Republic or any other jurisdiction, (including any political subdivision or taxing authority thereof or therein) in which” are hereby in each case amended to read “If any deduction or withholding for any present or future taxes, assessments or other governmental charges of Switzerland, The Netherlands or in the Hellenic Republic or any other jurisdiction, (including any political subdivision or taxing authority thereof or therein) in which” and the words “provided, however, that such amounts shall be payable only to Holders (a) that are not resident in The Netherlands for purposes of its tax” are hereby in each case amended to read “provided, however, that such amounts in respect of any deduction or withholding for any present or future taxes, assessments or other governmental charges of the Hellenic Republic or The Netherlands (including any political subdivision or taxing authority thereof or therein) shall be payable only to Holders (a) that are not resident in The Netherlands for purposes of its tax”; and

in the first paragraph of Section 1007 of the Base Indenture, the words “if any deduction or withholding for any present or future taxes, assessments or other governmental charges of The Netherlands or in The Hellenic Republic or any other jurisdiction, (including any political subdivision or taxing authority thereof or therein) in which” are hereby amended to read “if any deduction or withholding for any present or future taxes, assessments or other governmental charges of Switzerland, The Netherlands or in the Hellenic Republic or any other jurisdiction, (including any political subdivision or taxing authority thereof or therein) in which” and the words “provided, however, that such amounts shall be payable only to Holders (a) that are not resident in The Netherlands for purposes of its tax” are hereby amended to read “provided, however, that such amounts in respect of any deduction or withholding for any present or future taxes, assessments or other governmental charges of the Hellenic Republic or The Netherlands (including any political subdivision or taxing authority thereof or therein) shall be payable only to Holders (a) that are not resident in The Netherlands for purposes of its tax” respectively.

(b)                                 For the avoidance of doubt, upon the execution of the First Supplemental Indenture, the Base Indenture shall be modified in accordance therewith, and the First Supplemental Indenture shall form a part thereof for all purposes; and every Holder of Securities, including every Holder of Outstanding Notes, shall be bound thereby.

ARTICLE III

Miscellaneous Provisions

SECTION 3.01                                      Effectiveness.

This First Supplemental Indenture will become effective upon its execution and delivery.

SECTION 3.02                                      Notice, Submission to Jurisdiction and Agent of Service of Process.

For the purpose of all notice requirements, the address of the Parent Guarantor shall be Attention: Legal Department, Coca-Cola HBC AG, Baarerstrasse 14, CH-6300 Zug, Switzerland.

The Parent Guarantor agrees that any legal suit, action or proceeding arising out of or based upon this First Supplemental, the Indenture or the Guarantees may be instituted in any state or Federal court in the Borough of Manhattan, The City of New York, New York, United States, waives, to the extent it may effectively do so, any objection which it may have now or hereafter to the laying of the venue of any such suit, action or proceeding, and irrevocably submits to the jurisdiction of any such court in any such suit, action or proceeding.

The Parent Guarantor has designated and appointed CT Corporation System (or any successor corporation) as the Parent Guarantor’s authorized agent to accept and acknowledge on its behalf service of any and all process which may be served in any such suit, action or proceeding in any such court and agrees that service of process upon said agent at its office at 111 Eighth Avenue, New York, New York, 10011, attention Service of Process Department (or at such other address in the Borough of Manhattan, The City of New York, as the Parent Guarantor may designate by written notice to the Company and the Trustee) shall be deemed in every respect effective service of process upon the Parent Guarantor in any such suit, action or proceeding and shall be taken and held to be valid personal service upon the Parent Guarantor, whether or not the Parent Guarantor shall then be doing, or at any time shall have done, business within the State of New York, and any such service of process shall be of the same force and validity as if service were made upon it according to the laws governing the validity and requirements of such service in such State, and waives all claim of error by reason of any such service.

SECTION 3.03                                      Ratification and Integral Part.

The Base Indenture, as supplemented by this First Supplemental Indenture, is in all respects ratified and confirmed, and this First Supplemental Indenture will be deemed an integral part of the Base Indenture in the manner and to the extent herein and therein provided.

SECTION 3.04                                      Priority.

This First Supplemental Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided.  The provisions of this First Supplemental Indenture shall, subject to the terms hereof, supersede the provisions of the Base Indenture to the extent the Base Indenture is inconsistent herewith.

SECTION 3.05                                      Successors and Assigns.

All covenants and agreements in this First Supplemental Indenture by the parties hereto shall bind their respective successors and assigns, whether so expressed or not.

SECTION 3.06                                      Counterparts.

This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 3.07                                      The Trustee.

The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company and the Guarantors.

SECTION 3.08                                      Governing Law.

This First Supplemental Indenture and the Parent Guarantee provided pursuant hereto will be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, all as of the day and year first above written.

COCA-COLA HBC FINANCE B.V. as Company

By:	/s/ B.H.O. Jansen

	Name:	B.H.O. Jansen

	Title:	Director A

By:	/s/ Sjors van der Meer

	Name:	Sjors van der Meer

	Title:	Director B

COCA-COLA HELLENIC BOTTLING COMPANY S.A. as Original Guarantor

By:	/s/ Nikolaos Mamoulis

	Name:	Nikolaos Mamoulis

	Title:	Authorized Signatory

By:	/s/ B.H.O. Jansen

	Name:	B.H.O. Jansen

	Title:	Authorized Signatory

[First Supplemental Indenture Signature Page 1 of 2]

COCA-COLA HBC AG as Parent Guarantor

By:	/s/ B.H.O. Jansen

	Name:	B.H.O. Jansen

	Title:	Authorized Signatory

By:	/s/ Nikolaos Mamoulis

	Name:	Nikolaos Mamoulis

	Title:	Authorized Signatory

THE BANK OF NEW YORK MELLON as Trustee

By:	/s/ Paul Cattermole

	Name:	Paul Cattermole

	Title:	Vice President

[First Supplemental Indenture Signature Page 2 of 2]

Exhibit A

FORM OF GUARANTEE

in respect of [insert description of relevant Outstanding Notes] (the “Securities”)

For value received, Coca-Cola HBC AG, a company limited by shares (Aktiengesellschaft) under the laws of Switzerland (herein called the “Guarantor”, which term includes any successor Person under the Indenture, dated September 17, 2003, among Coca-Cola HBC Finance B.V. (the “Company”), Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York (now known as The Bank of New York Mellon), as trustee, as amended and supplemented from time to time pursuant to the applicable provisions thereof (the “Indenture”)), hereby fully, unconditionally and irrevocably guarantees to the Holder of each Security and to the Trustee on behalf of each such Holder the due and punctual payment of the principal of, and interest on such Security and premium, if any, when and as the same shall become due and payable (subject to any period of grace provided with respect thereto), whether at the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, according to the terms thereof and of the Indenture referred to therein.  In case of the failure of the Company (which term includes any successor Person under such Indenture), punctually to make any such payment of principal, or interest, or premium, if any, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by the Company.

If any deduction or withholding for any present or future taxes, assessments or other governmental charges of Switzerland, the Hellenic Republic or The Netherlands, (including any political subdivision or taxing authority thereof or therein) shall at any time be required by such jurisdictions (or any such political subdivision or taxing authority thereof or therein) in respect of any amounts to be paid by the Guarantor relating to principal of or interest on this Guarantee, the Guarantor will pay as additional interest to the Holder of each Security such additional amounts, as may be necessary in order that the net amounts paid to such Holder pursuant to the terms of this Guarantee, after such deduction or withholding, shall be not less than such amounts as such Holder would otherwise be entitled to; provided, however, that such amounts in respect of any deduction or withholding for any present or future taxes, assessments or other governmental charges of the Hellenic Republic or The Netherlands (including any political subdivision or taxing authority thereof or therein) shall be payable only to Holders (a) that are not resident in the Hellenic Republic for purposes of its tax and that do not have a Greek Tax Registration number (AFM) and (b) that are not resident in The Netherlands for purposes of its tax; and provided, further, that the Guarantor shall not be required to make any payment of additional amounts for or on account of:

(1)         any tax, assessment or other governmental charge which would not have been imposed but for the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the applicable jurisdiction, or any political subdivision or territory or possession thereof or therein or area subject to its jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or treated as a resident thereof or there having been present or engaged in trade or business therein or having or having had a permanent establishment therein,

(2)         any estate, inheritance, gift, sales, transfer, stamp, personal property or similar tax, assessment or other governmental charge,

(3)         any tax, assessment or other governmental charge which is payable other than by withholding from payments of (or in respect of) principal of, premium, if any or any interest on, the relevant Security,

(4)         any tax, assessment or other governmental charge required to be withheld by any Paying Agent from any payment of principal, premium, if any, or any interest on, this Security, if such payment can be made without such withholding by any other Paying Agent,

(5)         any tax, assessment or other governmental charge which would not have been imposed or withheld if such Holder had made a timely and accurate declaration of non-residence or other similar claim for exemption or present any applicable form or certificate, upon the making or presentation of which that Holder would either have been able to avoid such tax, assessment or charge or to obtain a refund of such tax, assessment or charge, including certification or documentation to the effect that such Holder or beneficial owner is not a resident and lacks other connections with the applicable jurisdiction or had made any other declaration or satisfied any other information requirements required to avoid such tax assessment or other governmental charge,

(6)         any tax, assessment or other governmental charge which would not have been imposed but for the presentation of the relevant Security (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurred later,

(7)         any payment under or with respect to any Security to any Holder that is a fiduciary or partnership or any Person other than the sole beneficial owner of such payment or this Security, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment or this Security would not have been entitled to the additional amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of this Security,

(8)         any withholding tax required to be deducted by the Company or the Guarantor from any amounts to be paid by Company or the Guarantor under the Securities or the Guarantees, as the case may be, pursuant to the European Union Directive on the taxation of savings implementing the conclusions of the European Council of Economic and Finance Ministers (“ECOFIN”) meeting on June 3, 2003, or any law implementing or complying with, or introduced in order to conform to, such Directive, or

(9)         any combination of the items (1), (2), (3), (4), (5), (6), (7) and (8) above.

The Guarantor hereby agrees that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute, full unconditional and irrevocable, and without limiting the generality of the foregoing, shall be unaffected by, any invalidity, irregularity or unenforceability of any Security or such Indenture, any failure to enforce the provisions of any Security or such Indenture, or any waiver, modification or indulgence granted to the Company with respect thereto, by the Holder of any Security or the Trustee or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor; provided however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of the Guarantor, increase the principal amount of such Security, or increase the interest rate thereon, or increase any premium payable upon redemption thereof.  The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of a merger or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to any Security or the indebtedness evidenced thereby or with respect to any premium required under such Security and all demands whatsoever, and covenants that this Guarantee will not be discharged except by payment in full of the principal of, interest on, and premium, if any, of such Security.  This is a guarantee of payment and not of collection.

The Guarantor shall be subrogated to all rights of the Holder of any Security and the Trustee against the Company in respect of any amounts paid to such Holder by the Guarantor in respect of such Security pursuant to the provisions of this Guarantee, provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of, interest on, and premium, if any, of all Securities of the same series issued under such Indenture shall have been paid in full.

No reference herein to such Indenture and no provision of this Guarantee or of such Indenture shall alter or impair the guarantee of the Guarantor, which is absolute, full, unconditional and irrevocable, of the due and punctual payment of the principal of, interest on, and premium, if any, with respect to, the Security upon which this Guarantee is endorsed.

All terms used in this Guarantee which are defined in such Indenture shall have the meanings assigned to them in such Indenture.

The Guarantee shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the Guarantor has caused this Guarantee to be signed by a person duly authorized in that behalf.

Dated:

COCA-COLA HBC AG, as Guarantor

By:

Name:

Title:

By:

Name:

Title: